UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BBC Graphics of Palm Beach, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

05527M 10 4

(CUSIP Number)

Robert Druzak

211 Adams Pointe Boulevard

Suite 7

Mars, Pennsylvania 16046

copy to: Craig F. Zappetti, Esq.

Saul Ewing LLP

Centre Square West, 1500 Market Street, 38th Floor

Philadelphia, PA 19102-2186

(Name, Address and Telephone Number of Person Authorized to

receive Notices and Communications)

March 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05527M 10 4

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Robert Druzak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). _____

6.	Citizenship or Place of Organization

United States

Number of	7.	Sole Voting Power	15,000,000
Shares
Beneficially	8.	Shared Voting Power	37,324,000
Owned by
Each Reporting	9.	Sole Dispositive Power	15,000,000
Person With
10.	Shared Dispositive Power	37,324,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

52,324,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

61.9%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

Robert Druzak’s Schedule 13D relates to the purchase and acquisition of an aggregate of 52,324,000 shares of common stock, par value $0.001 per share of BBC Graphics of Palm Beach, Inc. (the “Company”). The Company’s principal executive office is located at 205 Van Buren Street, Suite 150, Herndon, Virginia 20170.

Item 2. Identity and Background.

Robert Druzak

211 Adams Pointe Boulevard, Suite 7

Mars, Pennsylvania 16046

Mr. Druzak is employed full time as a Senior Vice President of Iceweb, Inc. located at 205 Van Buren Street, Suite 150, Herndon, Virginia 20170.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On May 19, 2006, Bluepoint Financial, LLC (“Bluepoint”) entered into a Stock Purchase Agreement pursuant to which Bluepoint purchased 22,524,000 shares of common stock from the Company for $40,000 and 14,800,000 shares of the Company’s common stock from Suzanne Mitchell for $1.00. These transactions were funded from the capital accounts of Bluepoint, which in turn was funded equally from the personal funds of Messrs. Druzak and John Signorello. Mr. Druzak is a manager and 50% owner of Bluepoint.

In July 2006, Mr. Druzak received a grant of 15,000,000 shares of common stock from the Company for services rendered and to be rendered as its president and chief executive officer.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Company described above as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below:

(b) The Reporting Person has acquired the securities of the Company described in the first paragraph of Item 3 above for the purpose of acquiring control of the Company. On October 1, 2004, the Company was administratively dissolved by the State of Florida pursuant to Sections 607.1420 and 607.1421 of the Florida Business Corporation Act. Prior to that date, the Company was provider of advertising and graphic design services. On April 25, 2006, the Company was reinstated as an active Florida corporation pursuant to Section 607.1422 of the Florida Business Corporation Act and the Company discontinued its advertising and graphics design business as of that date. The Company filed a registration statement on Form 10-SB on January 26, 2007 which became effective on March 27, 2007. The Company is now required to file current, periodic and annual reports with the Securities and Exchange Commission required under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Bluepoint intends to locate a suitable business for the Company to acquire through purchase or merger. Bluepoint has not identified any such business nor has it determined in which industry it will seek to locate such business.

(d) Upon closing of the transactions described in the Stock Purchase Agreement, Ms. Mitchell resigned as the Company’s president and chief executive officer and as a director of the Company. In addition, Mr. Druzak was appointed as a director and as president and chief executive officer of the Company.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 52,324,000 shares of common stock, which constitutes approximately 61.9 of the common stock outstanding (based upon 84,500,000 shares of common stock issued and outstanding as of March 27, 2007).

(b) The Reporting Person has the sole voting power and power to dispose of 15,000,000 shares of common stock and shared voting power and power to dispose of 37,324,000 shares of common stock.

(c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transaction:

None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material To Be Filed As Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2007	/s/ Robert Druzak
Robert Druzak